UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Caterpillar Inc.,
   100 Northeast Adams Street
   Peoria, IL  61629
2. Issuer Name and Ticker or Trading Symbol
   A.S.V., Inc.
   (ASVI)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |1/29/9|P   | |1,000,000         |A  |$18,000,000|1,000,000          |D     |                           |
                           |9     |    | |                  |   |*          |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Warrant Certificate   |$21.00  |1/29/|P   | |10,267,127 |A  |1/29/|1/29/|Common Stock|10,267,|--     |10,267,127  |D  |            |
                      |        |99   |    | |           |   |99   |09   |            |127    |       |            |   |            |
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Option Certificate (Ca|$18.00  |1/29/|J** | |1,579,000**|D  |     |     |Common Stock|1,579,0|--     |0           |D  |            |
ncelled)              |        |99   |    | |           |   |     |     |            |00     |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
*On January 29, 1999, A.S.V., Inc. issued the Warrant Certificate (the "Warrant
Certificate") discussed below to
Caterpillar Inc.  Upon consummation of the Securities Purchase Agreement on
January, 29, 1999, Caterpillar Inc.
purchased 1,000,000 shares of common stock of A.S.V., Inc.  Additionally, upon issuance of the Warrant
Certificate, Caterpillar Inc. acquired the right to purchase an additional
10,267,127 shares, which Warrant
Certificate is exercisable in whole or in part at any time and from time to time from January 29, 1999 until January
29, 2009 (subject to certain rights of A.S.V., Inc. to accelerate such date).
These agreements are included in a
Schedule 13D (as amended) filed by Caterpillar Inc. with respect to A.S.V.,
Inc.
**Form 3 covering Option Certificate dated October 14, 1998 filed on October
27, 1998.  On January 29, 1999,  the
Option Certificate was cancelled pursuant to the terms of the Securities
Purchase Agreement dated as of October
14, 1998 between Caterpillar Inc. and A.S.V.,
Inc.
SIGNATURE OF REPORTING PERSON
By: R. Renie Atterbury III  Its:Vice President and Secretary
DATE
1/29/99